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Logo of Grupo Pao de Acucar
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FOR IMMEDIATE RELEASE

For More Information Please Contact:

Augusto Marques da Cruz Filho                     David Carey
Ricardo Florence dos Santos                       Rosemary Otero
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4486
pa.relmerc@grupopaodeacucar.com.br                rosemary_otero@edelman.com

                 COMPANHIA BRASILEIRA DE DISTRIBUICAO ANNOUNCES
                        PARTNERSHIP AGREEMENT WITH CASINO

Sao Paulo, Brazil, August 9, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD; BOVESPA:PCAR4) today announced an investment agreement with Casino Group as a minority shareholder of CBD.

Casino Group, a French retailer, operates in the food and non-food product sector, with 1998 net sales of FRF92.9 billion (US$16.5 billion). The company operates 112 hypermarkets, 915 supermarkets, 314 discount stores and 3,353 convenience stores, as well as 421 stores in different formats in 8 additional countries.

The agreement includes a private increase of capital via the issue of common shares by CBD to be purchased by Casino Group. The French retailer's initial stake will be 20 to 25% of CBD's voting capital. Proportionally to the increase in capital via common shares, CBD will issue new preferred shares to enable the participation of preferred shareholders in the capital increase mentioned above.

The price of the 12.57 billion common shares issue will be established following a legal and accounting audit of CBD. The price of the 7.03 billion preferred shares issue was defined during the Extraordinary Shareholders Meeting on August 9, 1999, at R$43.80 per thousand shares.

Following the audit and the pricing of the common shares issue, CBD will announce the period in which the Company's shareholders may exercise their rights (based on August 9, 1999).

In addition, under the investment agreement, CBD will issue:

1. A private subscription warrants, convertible into common and preferred shares. Prices for subscription warrants were fixed at R$27.375 and R$21.90 per thousand shares, respectively. Future conversion of subscription warrants, which criteria was established at the Shareholders Meeting, may reach the price of R$82.125 per thousand common shares and R$65.70 per thousand preferred shares.
2. Public offer of debentures convertible in up to 6 billion preferred shares, with fixed conversion price of R$49.50. The conversion price was established on August 9, 1999, at the Extraordinary Shareholders Meeting.

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The investment contract stipulates that, in the maximum period of five years, the participation of Casino Group in CBD's capital may reach 40% of shares with voting rights and approximately 35.5% of total capital.

The initial investment in CBD, to be made by Casino Group and shareholders from the increase of capital and debentures issue, may reach approximately R$1.6 billion. In case the issue of subscription warrants be converted in the future, CBD will receive additional resources of approximately R$1.1 billion in up to five years, totaling approximately R$2.7 billion.

In addition, the shareholders agreement forecasts, among others, the indication of a representative from Casino Group in the CBD Board of Directors, as well as an invitation for Mr. Abilio Diniz, president of CBD, to participate in the French retailer's Board of Directors. However, this is conditioned to the realization of the investment mentioned above.

CBD and its controlling shareholders continue to be committed to the Company's future and are confident of the results expected from the strategic partnership with the Casino Group. The Company will release a statement upon completion of the legal and accounting audits of CBD.



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